UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cross Click Media, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

227462108

(CUSIP Number)

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

October 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
MCKEA Holdings, LLC

2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [X]

3. SEC Use Only
4. Source of Funds WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or Place of Organization
Nevada
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
3,026,555,560

8. Shared Voting Power
0

9. Sole Dispositive Power
2,637,585,821

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,637,585,821
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
[ ]
13. Percent of Class Represented by Amount in Row (11)
53.76% voting power, 50.33% ownership
14. Type of Reporting Person
CO

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ITEM 1. SECURITY AND ISSUER

Common Stock, par value $0.001

Cross Click Media, Inc

8275 S. Eastern Avenue, Suite 200-661

Las Vegas, NV 89123

ITEM 2. IDENTITY AND BACKGROUND

MCKEA Holdings, LLC, a Nevada limited liability company

P.O. Box 3587

Tustin, CA 92781

MCKEA Holdings, LLC (“MCKEA”) is an investment and holding company. Kristine L. Ault is the Managing Member of MCKEA and, in that capacity, has the authority to make voting and investment decisions regarding its capital stock in the registrant. Ms. Ault is a citizen of the United States. Her principal occupation is as a private investor. Her business address is:

P.O. Box 3587

Tustin, CA 92781

During the last five years, Ms. Ault has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Further, she has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which, as a result of such proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The principal source of funds for MCKEA’s acquisition of capital stock of the issuer has been the working capital of MCKEA, originally expended either as funds lent directly to the issuer or used to acquire, by assignment, other debts of the issuer. On October 7, 2014, MCKEA entered into a Debt Conversion Agreement (the “Agreement”) with the issuer. Under the Agreement, MCKEA agreed to extinguish and release various debts owed by the issuer and totaling $198,653.74. As detailed in Exhibit 1 to the Agreement, the debt includes various sums owing to MCKEA as well as certain third party debts acquired by MCKEA under assignment. In exchange for the release of these debts, MCKEA was issued 1,000,000 shares of the issuer’s Class B Convertible Preferred Stock. The issuer’s Class B Convertible Preferred Stock is convertible to shares of its common stock, at the option of the holder, at an initial rate of 250 shares of common stock for each preferred share held. The conversion right also contains and anti-dilution feature whereby, for each additional share of common stock issued by the issuer in the future, the conversion rate shall be adjusted such that, upon conversion of all shares of Class B Convertible Preferred Stock, the holders of the Class B Convertible Preferred Stock shall, as a whole, receive an equal number of additional common shares on a pro-rata basis. As a result of dilutive issuances since the original issuance of the Class B Convertible Preferred Stock, MCKEA’s preferred stock is now convertible, as a whole, in to 2,611,030,261 shares of common stock.

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ITEM 4. PURPOSE OF TRANSACTION

The purpose of MCKEA’s acquisition, as described above, was to settle certain outstanding debts of the issuer in exchange for voting control of the issuer and a non-dilutable majority ownership stake. The conversion right for the Class B Convertible Preferred Stock contains and anti-dilution feature whereby, for each additional share of common stock issued by the issuer in the future, the conversion rate shall be adjusted such that, upon conversion of all shares of Class B Convertible Preferred Stock, the holders of the Class B Convertible Preferred Stock shall, as a whole, receive an equal number of additional common shares on a pro-rata basis. Further, for so long as shares of the issuer’s Class B Convertible Preferred Stock are issued and outstanding, the issuer may not designate any additional classes of preferred stock without the written consent of the holders of the majority of the then-issued and outstanding Class B Convertible Preferred shares. Holders of Class B Convertible Preferred Stock are also entitled to vote together with the holders of the issuer’s common stock at a rate of 3,000 votes per share. As a result, MCKEA has voting control of the issuer.

Except as otherwise described above, there are no current plans or proposals which the reporting persons may have which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

MCKEA’s aggregate number of beneficially owned shares of Common Stock, par value $0.001 per share, is currently 2,637,585,821 shares. This figure consists of 26,555,560 shares of common stock, and 2,611,030,261 shares of common stock issuable upon conversion of the issuer’s Class B Convertible Preferred Stock. In addition, each of MCKEA’s 1,000,000 shares of Class B Convertible Preferred Stock is entitled to vote at a rate of 3,000 votes per share, resulting in 3,026,555,560 shares of total voting power.

MCKEA’s total ownership and voting power with regard to the issuer’s common stock is as follows:

	Ownership(1)	Voting Power(2)
Number	2,637,585,821 (3)	3,026,555,560	(4)
Percentage	50.33%	53.76%

(1) Based on 2,630,071,594 shares of common stock currently issued and outstanding, plus 2,611,030,261 additional shares of common stock issuable upon conversion of all Class B Convertible Preferred Shares.

(2) Based on 2,630,071,594 shares of common stock with one (1) vote per share, and 1,000,000 share of Class B Convertible Preferred Shares with 3,000 votes per share.

(3) MCKEA’s ownership consists of 26,555,560 shares of common stock, plus 2,611,030,261 additional shares of common stock issuable upon conversion of all of its Class B Convertible Preferred Shares.

(4) MCKEA’s voting power consists of 26,555,560 shares of common stock with one (1) vote per share, and 1,000,000 share of Class B Convertible Preferred Shares with 3,000 votes per share.

MCKEA has the sole power to vote and to dispose of the shares set forth above.

MCKEA has not effected any transactions in the issuer’s common stock during the past sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are currently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
3.1	Certificate of Designation of Class B Convertible Preferred Stock
10.1	Debt Conversion Agreement between MCKEA and the issuer

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2015

/s/ Kristine Ault

Kristine L. Ault, Managing Member

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